GENERATION INCOME PROPERTIES, INC.

ARTICLES OF AMENDMENT

Generation Income Properties, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Maryland (the “Corporation”), DOES HEREBY CERTIFY to the State Department of Assessments and Taxation of Maryland that:

FIRST: Section 4.02(f) of Article IV of the charter of the Corporation, as amended on October 12, 2020 (the “Charter”), is hereby amended by inserting a new subsection (f) as follows:

“(f) Reverse Stock Split. Effective as of 5:00 PM ET on July 9, 2026 (the “Effective Date”), each ten (10) shares of Common Stock issued and outstanding or held in treasury immediately prior to the Effective Date shall be reclassified and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or any holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). The Reverse Stock Split shall occur without any further action on the part of the Company or the holder thereof and whether or not certificates representing such holder’s shares prior to the Reverse Stock Split are surrendered for cancellation. No fractional interest in a share of Common Stock shall be deliverable upon the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock because they hold a number of shares not evenly divisible by the Reverse Stock Split ratio will automatically be entitled to receive an additional fraction of a share of Common Stock to round up to the next whole share. Each certificate that immediately prior to the Effective Date represented shares of Common Stock (“Old Certificate”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, plus any additional fraction of a share of Common Stock to round up to the next whole share.”

SECOND: The directors of the Corporation duly approved and adopted the foregoing amendment by the vote required under Maryland law and the charter and bylaws of the Corporation. Pursuant to Section 2-309(e) of the Corporations and Associations Article of the Annotated Code of Maryland, stockholder approval of this charter amendment is not required.

THIRD: The total number of shares of stock that the Corporation has the authority to issue is not changed by the foregoing amendment to the charter.

FOURTH: These Articles of Amendment shall become effective at 5:00 PM ET on July 9, 2026.

IN WITNESS WHEREOF, the undersigned acknowledges these Articles of Amendment to be the corporate act of the Corporation and as to all matters of facts required to be verified under oath, the undersigned acknowledges that to the best of such officer’s knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, Generation Income Properties, Inc. has caused these Articles of Amendment to be signed and acknowledged in its name and on its behalf by its Chief Executive Officer and attested by its Chief Executive Officer as of the 8th day of July, 2026.

ATTEST: By: /s/ Ron Cook Name: Ron Cook Title: Vice President of Accounting and Finance	GENERATION INCOME PROPERTIES, INC. By: /s/ David Sobelman Name: David Sobelman Title: Chief Executive Officer